EXHIBIT 5.10

April 1st

2020

Andrew Mark Gordon

209 Hilton Ave, Catonsville, MD 21228

Dear Andrew:

Welcome to KINGS CROWD, LLC (“KC”). We are pleased to confirm the following offer of employment.

One of the terms of this offer of employment is that you agree to sign the Agreement attached hereto as Exhibit A, which is a Confidentiality, Non-Compete and Non-Solicitation Agreement (the “Agreement”). As consideration for the attached Agreement, KC agrees to employ you as an VP of Strategy. KC reserves the right to, at any time, including prior to your employment, revise the compensation set forth below without altering your obligations under the Agreement. You will be an “at-will” employee of KC.

Title: Managing Director (Exempt, Full-Time Position – Please refer to the enclosed job description).

Reporting To: You will report to Christopher Lustrino, Founder & CEO.

Start Date: Your first day of employment with KC will be Friday, April 3rd, 2020.

Compensation: Your rate of pay is $5,769.23 bi-weekly ($150,000 annual equivalent) and 34,000 units of membership interest that will vest over 4 years beginning on April 3, 2020. Please refer to the Compensation Plan for further details. Direct Deposit to your authorized bank/credit union account is optional.

Personal Time Off: As an Exempt, Full-Time Employee, you will have unlimited personal time off (“PTO”).

Benefits: You will become eligible for 50% reimbursement of your medical insurance premiums on May 1, 2020. You will be required to show proof of monthly medical premium payments prior to receiving reimbursement. Forms not returned in a timely manner may result in the postponing of your benefits eligibility until the start of the new benefit year. KC will also provide access to a Guideline401(k). KC reserves the right to make changes to its benefits package as it deems necessary at any time without prior notice to you.

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Understanding or Acceptance

Statement

KC and you agree that this letter, the accompanying email and the attached Agreement constitute the terms and conditions of KC’s offer of employment to you. Nothing in this letter is intended to create or imply a contractual relationship. Any previous discussion, promises, representations, and understandings relative to any terms and conditions are not to be considered as part of this offer unless expressed here in writing in the letter, the Agreement or the accompanying email.

If there are other matters that you feel should be clarified, then we should discuss them and include them as part of this letter before you make the changes in your present employment. If there are none, please sign the copy of this letter, sign the copy of your job description and the attached Confidentiality and Non-Solicitation Agreement and return them to Christopher Lustrino prior to your first day of employment.

Kings Crowd LLC, 50 California St. Suite 1503, San Francisco CA94111

We are confident that your new position will offer you a challenging and rewarding career opportunity. Please do not hesitate to call me at (914) 826-4520 with any questions. We are looking forward to you joining us and feel that your talents will be a fine addition to our team.

Sincerely,

KINGS CROWD, LLC

Chris Lustrino

Founder & CEO

AGREED AND UNDERSTOOD

BY: DATE:

Employee’s Full Signature

Enclosures: Confidentiality, Non-Compete and Non-Solicitation Agreement

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CONFIDENTIALITY, NON-COMPETE AND NON-SOLICITATION AGREEMENT

THIS CONFIDENTIALITY, NON-COMPETE AND NON-SOLICITATION AGREEMENT (the “Agreement”) is made and entered into this 2nd day of April, 2020, by and between Kings Crowd, LLC, LLC (“Company”), and Vin Narayanan (“Employee”).

Kings Crowd LLC, 50 California St. Suite 1503, San Francisco CA94111

W I T N E S S E T H:

WHEREAS, Employee has been offered a position with Company conditioned upon Employee entering into this Agreement, and Employee understands employment with Company will not commence until after Employee enters into this Agreement;

WHEREAS, Employee acknowledges receipt of this Agreement prior to orcontemporaneous with Company’s conditional offer of employment;

WHEREAS, Employee will be employed at will, and this Agreement does not promiseEmployee any guaranteed length of employment;

WHEREAS, Employee will have access to unique and valuable information regarding Company and its customers, including drawings and designs for products of Company, computer software, products and services, content development, sales and financial information, information regarding Company’s vendors, suppliers and third party relationships, names and contact persons of Company’s long-standing customers, as well as information regarding the specialized needs of Company’s customers; and

WHEREAS, Employee understands that the unauthorized use or disclosure of that information would be extremely harmful to Company and that Employee’s employment with Company is expressly conditioned upon Employee’s agreement not to disclose or use that information.

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NOW, THEREFORE, in consideration of Employee’s employment by Company, Employee’s access to the Confidential Information, the remuneration now and hereafter paid to the Employee and other good and valuable consideration, the Employee agrees to fully and faithfully uphold and discharge all of the terms, provisions and conditions of this Agreement as follows:

1. Acknowledgement of Employment. Employee hereby acknowledges that Employee was informed that Employee would be required to sign a Confidentiality and Non- Solicitation Agreement as a condition and prior to commencing employment with Company and Employee acknowledges employment with Company and the other consideration set forth herein is sufficient consideration.

2. Definition of Confidential Information. As used in this Agreement, “Confidential Information” shall mean information relating to the businesses, products and affairs of Company, its affiliates and its customers which Company treats as confidential, including, but not limited to, information about or relating to: the identity, business and needs of the Company’s Customers; the identity of and plans for the development of new customers; the business and pricing policies and practices of the Company; the financial condition and affairs of the Company; the Company’s business development activities and plans for its existing and prospective lines of business, products and services; the identity of and nature and terms of the Company’s business relations with vendors, lenders, independent contractors and employees; and the Company’s art work, designs, prototypes, inventions, computer software and databases, systems, methods, programming materials, processes, new and developing products and services and marketing concepts; or any other confidential or secret information concerning the business and affairs of Company; provided, however, that Confidential Information shall not include information or

Kings Crowd LLC, 50 California St. Suite 1503, San Francisco CA 94111

property which is (i) now in the public domain or later publicly available through no fault of Employee, (ii) known to Employee prior to Employee’s receipt of the same from or through Company, (iii) rightfully obtained by Employee from sources other than Company or (iv) information gathered while researching startups.

3. Restrictions on Use and Disclosure of Confidential Information. To protect the confidentiality of this Confidential Information, without prejudice to all the other duties which Employee has to Company, Employee agrees to keep secret all Confidential Information given, seen or heard of in connection with the business of Company and its customers, and further agrees:

3.1. Only to use the Confidential Information in the course of and exclusively for the purposes of Company business. This obligation of confidentiality will survive termination of employment with Company;

3.2. Not, either during employment with Company or at any time after, otherwisethan in the proper course of duties for Company, to make available or divulge Confidential Information to any person, firm or Company, and to use best endeavors to prevent the unauthorized publication or disclosure of any Confidential Information whatsoever which is gained during employment with Company; and

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3.3. Upon termination of employment with Company, for any reason, to immediately deliver up to Company or its authorized representative all Confidential Information and physical property of Company in Employee’s possession, including, but not limited to, all software programs, computer hardware, computer discs, media materials, customer lists, customer account records, user names and passwords (including, but limited to email accounts, operating system access, and client social media accounts), training and operations material and memoranda, personnel records, pricing information, product information, product designs, financial information concerning or relating to the business, accounts, customers, suppliers, employees and affairs of Company, together with any similar material whether or not of a secret or confidential nature, and ALL copies of any of the foregoing which are in any way related to Company’s business and which Employee has in Employee’s possession or which are subject to Employee’s control.

4. Non-Solicitation. In exchange for the offer of employment and the other consideration set forth herein, Employee agrees that, during Employee’s employment and for a period of one (1) year following the termination of Employee’s employment with Company, regardless of the reason for termination of Employee’s employment, Employee will not directly or indirectly:

4.1. Attempt to solicit business for a direct competitor with very similar product lines focused on online private market rating products. .

Kings Crowd LLC, 50 California St. Suite 1503, San Francisco CA 94111

4.2. Induce or seek to induce any person employed with Company or its affiliates during the 12 month period prior to termination of the Employee’s employment, to discontinue that person’s employment with or providing service to the Company and will not solicit, recruit, hire or participate in any other person’s or entity’s effort to hire an employee of Company.

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5. Non-Compete. In exchange for Company’s offer of employment, Employee agrees that for a period of twelve (12) months following Employee’s last day of employment with Company, regardless of the reason for separation of employment, Employee will not, either directly or indirectly, do any of the following:

5.1 personally engage in, own, manage, operate, join, control, consult with, participate in the ownership, operation or control of, be employed by or be connected in any manner with any person or entity which solicits, offers, offers to provide or provides any products or services focused on the online private markets ratings business, which constitutes a competitive business. This restriction applies throughout the United States and Employee acknowledges the Company’s geographic market includes United States and this geographic scope is reasonable given Company’s geographic market;

6. Employment At-Will. Nothing in this Agreement shall alter Employee’s status as an employee at-will or be construed as a guarantee of continued employment for any period of time.

7. Miscellaneous Provisions.

7.1. Amendment. No amendment of this Agreement shall be binding upon the parties unless made in writing and duly signed by all parties.

7.2. Waiver. Failure by any party to enforce any provision of this Agreement shall not be construed to be a waiver of such provision or its rights thereafter to enforce such provision or any other provision.

7.3. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof as of the date hereof and supersedes all previous understandings, representations, proposals and discussions, whether oral or written, between the parties concerning the subject matter hereof.

7.4. Governing Law/Choice of Forum. This Agreement shall be interpreted and enforced pursuant to the laws of the State of California.

7.5. Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their parents, subsidiaries, affiliates, employees, shareholders, officers and directors, and their respective heirs, successors, representatives and assigns.

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7.6. Right to Consider. Employee understands that Employee shall have the rightto consult with Employee’s counsel and consider whether to sign this Agreement and that if Employee executes this Agreement, Employee executes it of Employee’s own free will and

Kings Crowd LLC, 50 California St. Suite 1503, San Francisco CA94111

in exchange for valuable consideration, including, among other things,Employee’s employment with Company.

7.7. Fees and Costs. If an action is instituted in any court involving this Agreement, and providing Company shall prevail in the action, Employee agrees to pay all of Company’s costs, expenses and fees in the action or appeal, including, without limitation, Company’s attorneys’ fees.

SIGNED BY EMPLOYEE: RECEIVED BY COMPANY:

Kings Crowd, LLC

By: By: ____________________________________

Name:______________________________________Its:

Date: Date:

Kings Crowd LLC, 50 California St. Suite 1503, San Francisco CA 94111

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